[redacted]

09042874

AB 12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
DEC 01 2009
Washington, DC
110

SEC FILE NUMBER
8- 29332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chevy Chase Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue
(No. and Street)

Bethesda, (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Mudlaff (240) 497-7241 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary and Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard Suite 200 (Address) Glenn Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/17

OATH OR AFFIRMATION

I, Thomas J. Mudlaff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chevy Chase Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ERIN L. MIKULAK-RAIMUNDO
Notary Public, State of Maryland
My Commission Expires October 14, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVY CHASE SECURITIES, INC.

CONTENTS

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Chevy Chase Securities, Inc.
Bethesda, Maryland

We have audited the accompanying statement of financial condition of Chevy Chase Securities, Inc. (the "Corporation") as of September 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2008 financial statements of the Corporation were audited by other auditors whose report dated November 24, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Securities, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

November 24, 2009

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	September 30, 2009	September 30, 2008
ASSETS		
Cash	$ 156,020	$ 133,690
Cash segregated under federal and other regulations	363,085	118,248
Investment securities	2,040,959	2,039,735
Accounts receivable from Parent	-	29,212
Accounts receivable	221,599	282,903
Deferred tax asset	35,116	395,854
Income tax receivable from Affiliate	613,189	2,159
Furniture and equipment, net	259,441	323,400
Prepaid expenses	18,345	33,347
Total assets	$ 3,707,754	$ 3,358,548
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable to Parent	$ 1,801,383	$ -
Customer deposits	358,693	115,037
Accounts payable and accrued expenses	277,007	1,187,244
Total liabilities	2,437,083	1,302,281
Stockholder's equity:		
Common stock, $1 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Capital contributed in excess of par value	2,380,649	5,659,000
Retained deficit	(1,110,978)	(3,603,733)
Total stockholder's equity	1,270,671	2,056,267
Total liabilities and stockholder's equity	$ 3,707,754	$ 3,358,548

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF OPERATIONS

	Year Ended September 30, 2009	Year Ended September 30, 2008
Revenues:		
Commissions and fees	$ 9,537,605	$ 10,949,378
Interest	10,685	63,382
Total revenues	9,548,290	11,012,760
Expenses:		
Salaries and employee benefits	8,208,563	8,820,678
Data processing	1,462,848	1,321,205
Occupancy	717,272	554,339
Depreciation and amortization	100,809	95,665
Marketing	207,299	146,073
Other	1,633,497	1,709,844
Total expenses	12,330,288	12,647,804
Loss before income taxes	(2,781,998)	(1,635,044)
Benefit from income taxes	1,029,313	673,830
Net loss	$ (1,752,685)	$ (961,214)

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Capital Contributed in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balance, September 30, 2007	$ 1,000	$ 4,409,000	$ (2,642,519)	$ 1,767,481
Capital contribution	-	1,250,000	-	1,250,000
Net loss	-	-	(961,214)	(961,214)
Balance, September 30, 2008	$ 1,000	$ 5,659,000	$ (3,603,733)	$ 2,056,267
Capital contribution	-	1,250,000	-	1,250,000
Net loss	-	-	(1,752,685)	(1,752,685)
Reclass of retained deficit at acquisition	-	(4,245,440)	4,245,440	-
Fair value adjustments at acquisition	-	(282,911)	-	(282,911)
Balance, September 30, 2009	$ 1,000	$ 2,380,649	$ (1,110,978)	$ 1,270,671

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2009	2008
Cash flows from operating activities:		
Net loss	$ (1,752,685)	$ (961,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	100,809	95,665
Loss on retirement and sales of furniture and equipment	63,925	-
Purchases of investment securities	(8,156,645)	(8,062,434)
Proceeds from maturities of investment securities	8,163,000	8,062,000
Accretion of discounts	(7,579)	(50,745)
Changes in operating assets and liabilities:		
Decrease in accounts receivable and prepaid expenses	76,306	51,007
Decrease (increase) in deferred tax asset	360,738	(92,464)
Increase in income tax receivable from Affiliate	(611,030)	(2,159)
(Increase) decrease in accounts receivable from Parent	29,212	(29,212)
Increase (decrease) in accounts payable to Parent	1,801,383	(419,741)
Increase (decrease) in customer deposits	243,656	(968,573)
Increase (decrease) in accounts payable and accrued expenses	(1,193,148)	49,747
Net cash used in operating activities	(882,058)	(2,328,123)
Cash flows from investing activities:		
Purchases of furniture and equipment	(198,615)	(89,544)
Proceeds from sales of furniture and equipment	97,840	-
Net cash used in investing activities	(100,775)	(89,544)
Cash flows from financing activities:		
Capital contributions from Parent	1,250,000	1,250,000
Net cash provided by financing activities	1,250,000	1,250,000
Net increase (decrease) in cash	267,167	(1,167,667)
Cash and cash segregated under federal and other regulations at beginning of year	251,938	1,419,605
Cash and cash segregated under federal and other regulations at end of year	$ 519,105	$ 251,938
Supplemental disclosure of cash flow information:		
Cash received from Parent during the year for income taxes	$ -	$ 560,916

The Notes to Financial Statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Securities, Inc. (the "Corporation") is a licensed broker-dealer in the business of selling securities on a retail basis to the general public, including customers and depositors of Chevy Chase Bank, a division of Capital One, N.A.. The Corporation's principal market is the Washington, DC metropolitan area. A summary of significant accounting policies of the Corporation is as follows:

Affiliation of Corporations:

The Corporation is a wholly-owned subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), which is a wholly-owned subsidiary of Capital One N.A.. On February 27, 2009 Capital One Financial Corporation ("COFC") acquired all of the outstanding common stock of Chevy Chase Bank, F.S.B (the "Acquisition"). On July 30, 2009, Chevy Chase Bank, F.S.B. was merged with and into Capital One, National Association (the "Parent"). The accompanying financial statements include the combined results of the Corporation for the year ended September 30, 2009.

Associated with the Acquisition and change in control, the Corporation's deferred compensation plan was subject to accelerated vesting and payment. As a result the Corporation paid $282,911 and recorded the adjustment as a reduction in the fair value of net assets acquired through the capital contributed in excess of par value account.

Use of Estimates:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition and statements of operations for the reporting period. Actual results could differ from estimates.

Basis of Presentation:

During June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162* ("ASC 105-10-65/SFAS 168"). This standard establishes the Accounting Standards Codification for the FASB ("Codification" or "ASC") as the single source of authoritative U.S. GAAP. The Codification does not change GAAP, but rather how the guidance is organized and presented to users. Effective July 1, 2009, changes to the source of authoritative U.S. GAAP are communicated through an Accounting Standards Update ("ASU"). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes. Subsequently, the Codification will require companies to change how they reference GAAP throughout the financial statements. The Corporation has adopted the Codification and has provided the pre-Codification references along with the related ASC references to allow readers an opportunity to see the impact of the Codification on our financial statements and disclosures.

Cash:

Cash includes cash and cash segregated under federal and other regulations for purposes of reporting cash flows. Cash segregated under federal and other regulations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Investment Securities:

All investment securities at September 30, 2009 and 2008 are classified as "trading." Securities classified as "trading" are reported at fair value, with unrealized gains and losses included in earnings. Premiums and discounts are amortized or accreted using the level yield method. Realized gains and losses are determined using the specific identification method.

Furniture and Equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

Income Taxes:

The Corporation is included in the consolidated federal and combined state and local income tax returns filed by COFC but also files separate state income tax returns in certain jurisdictions. Tax expenses or benefits are allocated to the Corporation based on a separate return basis, and the Corporation is liable to or compensated by COFC accordingly.

The Corporation accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("ASC740-10/SFAS109"), recognizing the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to an amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("ASC740-10/FIN 48"), an interpretation of FASB Statement No. 109 ("ASC740-10/SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Corporation adopted the provisions of ASC740-10/FIN 48 effective October 1, 2008. The adoption of ASC740-10/FIN 48 did not have a material impact on the Corporation's financial condition or results of operations.

Commissions and Fees:

Commissions and fees are recognized when services are rendered by the Corporation.

Risks and Uncertainties:

Financial instruments which potentially expose the Corporation to concentrations of credit risk consist primarily of cash. The Corporation maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Corporation regularly has funds in excess of $250,000.

Reclassifications:

Certain reclassifications have been made to the financial statements for the year ended September 30, 2008 to conform to the presentation used for the year ended September 30, 2009.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

Effective October 1, 2008, the Corporation adopted SFAS No. 157, Fair Value Measurements ("ASC820-10/SFAS 157"), which defines fair value and establishes a framework for measuring fair value. The initial adoption of ASC820-10/SFAS 157 did not have a material impact on the change in net assets and financial position of the Corporation. There are no material assets or liabilities recognized or disclosed at fair value for which the Corporation has not applied the provisions of ASC820-10/SFAS 157.

ASC820-10/SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability on an orderly transaction between market participants on the measurement date. ASC820-10/SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC820-10/SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

- Level 1- Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Corporation's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The investment securities held by the Corporation fall into Level 1 and are recorded at cost which approximates fair value due to their short-term nature. The Corporation does not have any liabilities within the scope of ASC820-10/SFAS 157.

The fair values of financial assets of the Corporation were determined using the following categories of inputs at September 30, 2009:

	September 30, 2009			
	Fair Value Measurements Using			Assets at
	Level 1	Level 2	Level 3	Fair Value
Securities owned:				
Fixed U.S. Treasury securities	$ 2,040,959	$ -	$ -	$ 2,040,959
Total securities owned	$ 2,040,959	$ -	$ -	$ 2,040,959

NOTE 3 - FURNITURE AND EQUIPMENT:

Furniture and equipment is comprised of the following:

	Estimated useful lives	September 30, 2009	September 30, 2008
Furniture and fixtures	5 – 15 years	$ 302,324	$ 599,699
Automobiles	3 – 5 years	-	244,947
		302,324	844,646
Less:			
Accumulated depreciation		42,883	521,246
Total		$ 259,441	$ 323,400

Total depreciation expense was $100,809 and $95,665 for the years ended September 30, 2009 and 2008, respectively. As a result of the acquisition, the Corporation retired and/or sold assets with a net book value amounting to $161,765 during the year ended September 30, 2009, recognizing a loss on the retirement and/or sale of $63,925.

NOTE 4 – INCOME TAXES:

The Corporation accounts for income taxes in accordance with the asset and liability method as required by ASC740-10/SFAS 109, Accounting for Income Taxes. Under the asset and liability method, tax rates are applied to cumulative temporary differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Corporation's deferred income tax asset is comprised primarily of timing differences relating to fixed assets and state net operating loss carryforwards. In connection with the acquisition described in the Notes, a deferred tax asset related to activity that occurred prior to the Acquisition of $48,185 was recorded.

At September 30, 2009, the Corporation's state net operating loss carryforwards were approximately $8,366,815. The net operating loss carryforwards will expire in the years 2021 through 2028. There was no valuation allowance at September 30, 2008; however, a valuation allowance of $441,015 was established during the period ending September 30, 2009 to adjust the tax benefit of certain state deferred tax assets and state net operating loss carryforwards to the amount the Corporation has determined is more likely than not to be realized.

The components of income tax benefit are as follows:

	2009	2008
Current tax benefit:		
Federal	$ (1,054,042)	$ (559,046)
State	-	(23,574)
Total current tax benefit	(1,054,042)	(582,620)
Deferred tax expense (benefit):		
Federal	113,018	(331)
State	(88,289)	(90,879)
Total deferred tax expense (benefit)	24,729	(91,210)
Income tax benefit	$ (1,029,313)	$ (673,830)

NOTE 4 – INCOME TAXES (Continued):

The Corporation's effective tax rate differs from the statutory tax rate due to state income taxes and permanent differences resulting primarily from nondeductible meals and entertainment.

A tax receivable of $613,189 is due from COFC as a result of losses contributed by the Corporation to the consolidated federal tax liability of COFC.

As of the beginning and ending of the reporting period, the Corporation had no unrecognized tax benefits under FIN 48. The IRS is currently examining the consolidated federal income tax returns of the former parent of the Corporation for the years 2007 and 2008. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Corporation.

NOTE 5 - RETIREMENT PLAN:

The Corporation participated in a defined contribution profit sharing retirement plan (the "Plan") which covered those full-time employees who met the requirements as specified in the Plan. Only corporate contributions were made to the Plan. The Plan was discontinued in March 2009 as a result of the Acquisition. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $160,252 for the six months ended March 31, 2009 and $369,116 for the year ended September 30, 2008.

Subsequent to the Acquisition, the Corporation's employees are included in the employee benefits plans maintained by the COFC, subject to the provisions of the respective plans. Costs associated with these plans are allocated directly to the Corporation. For the six months ended these costs were $102,200.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $499,105 and $231,938 as of September 30, 2009 and 2008, respectively, held in various deposit accounts with the Parent. Interest earned on these accounts was $3,422 and $12,251 for the years ended September 30, 2009 and 2008, respectively.

The Corporation rents certain of its office space from the Parent. Total payments to the Parent were $570,347 and $505,871 during the years ended September 30, 2009 and 2008, respectively.

Accounts payable to the Parent consists of certain fees owed by the Corporation to the Parent, including certain expenses paid by the Parent on behalf of the Corporation.

The Parent provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2009 and 2008, the fees for these services charged to the Corporation totaled $2,891,688 and $2,755,305, respectively. The Parent has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

NOTE 7 – LITIGATION:

From time to time, the Corporation is involved in litigation that it considers to be incidental to its business. The Corporation is presently involved in legal proceedings which management does not expect individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

CHEVY CHASE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2009 and 2008

NOTE 8 - INDEMNIFICATIONS:

The Corporation has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Corporation's insurance policies serve to limit its exposure.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker, the Corporation is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Corporation introduces these transactions for clearance to other firms on a fully-disclosed basis. The agreements between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Corporation may incur a loss if the market value of the security is different from the contract value of the transaction.

The Corporation monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Corporation does not anticipate nonperformance by customers or counterparties in the above situations. The Corporation's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 10 – SUBSEQUENT EVENTS:

In accordance with SFAS No. 165 Subsequent Events (ASC 855-10/SFAS 165), the Corporation evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2)nonrecognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Corporation evaluated subsequent events through November 24, 2009.

Based on the evaluation, the Corporation identified the following nonrecognized subsequent events. On October 26, 2009 and November 24, 2009 the Corporation received capital contributions of $1,000,000 and $1,500,000, respectively from its Parent.

NOTE 11 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

As a result of changes to certain expenses allocated to the Corporation by its Parent and post fiscal year end adjustments to the applicable taxes, at September 30, 2009, the Corporation's net capital of $141,765, as defined, fell below the required net capital of $325,000 by $183,235 and the ratio of aggregate indebtedness to net capital was 17.19 to 1.The Corporation's net capital position as originally filed with the September 30, 2009 Focus Report was $964,706 prior to the afore mentioned adjustments. The Corporation and its Parent have taken steps to address the capital deficiency and to fund operations by infusing $2,500,000 of capital since September 30, 2009 as noted in Note 10 Subsequent Events. The Parent has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations and maintain its minimum required net capital.

The Corporation does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

CHEVY CHASE SECURITIES, INC.
COMPUTATION of NET CAPITAL
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
September 30, 2009

	Originally filed	Adjustments	Revised
Total stockholder's equity			
Stockholder's equity qualified for net capital	$ 1,940,959	$ (670,288)	$ 1,270,671
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	-
	1,940,959	(670,288)	1,270,671
Non-allowable assets and miscellaneous capital charges:			
Non-allowable assets	976,253	152,653	1,128,906
Haircuts on firm positions	-	-	-
Net capital	$ 964,706	$ (822,941)	$ 141,765
Amounts included in total liabilities which represent aggregate indebtedness			
Accounts payable and accrued liabilities	$ 1,614,140	$ 822,943	$ 2,437,083
Minimum net capital required	$ 325,000	-	$ 325,000
Net capital in excess (below) of minimum requirements	$ 639,706	(822,941)	$ (183,235)
Percentage of aggregate indebtedness to net capital	167.32%	-	1,719.10%

Note: There are no material differences between the amounts presented above and the amounts reported on the Corporation's unaudited FOCUS report (as amended) as of September 30, 2009.

See Independent Accountants' Report

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2009

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

See Independent Accountants' Report

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
Chevy Chase Securities, Inc.
Bethesda, MD

In planning and performing our audit of the financial statements of Chevy Chase Securities, Inc. ("the Corporation"), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the following paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

November 24, 2009

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Chevy Chase Securities, Inc.
Bethesda, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2009, which were agreed to by Chevy Chase Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chevy Chase Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

November 24, 2009

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

CHEVY CHASE SECURITIES, INC.

Financial Statements
And Supplementary Report

As of September 30, 2009 and 2008,
With Independent Accountants' Report

KEITER STEPHENS
Certified Public Accountants and Consultants